LML PAYMENT SYSTEMS	NEWS RELEASE

EXHIBIT 20.1

LML REPORTS RESULTS FOR THE FOURTH QUARTER AND THE
FISCAL YEAR ENDED MARCH 31, 2004

Fourth Quarter Highlights: Increased Revenue; Positive EBITDA and Net Income
Year-end Highlights: Increased Revenue; Positive EBITDA and Improved Net Loss

VANCOUVER, BC, June 14, 2004 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) reports results for the fiscal year and fourth quarter ended March 31, 2004. Revenue for fiscal 2004 was approximately $8.7 million compared to approximately $8.6 million for the previous year. Revenue for the fourth quarter ended March 31, 2004 increased by approximately $417,000 from approximately $2.3 million for the fourth quarter ended March 31, 2003, to approximately $2.7 million for the fourth quarter ended March 31, 2004.

Cost of operations was approximately $6.4 million or approximately 73.6% of revenue for fiscal 2004 compared to approximately $6.6 million or approximately 76.7% of revenue for the previous year. Cost of operations for the fourth quarter fiscal 2004 was approximately $1.5 million or approximately, 55.6% of revenue, compared to approximately $1.7 million, or approximately 73.9% of revenue, for the fourth quarter fiscal 2003.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal 2004 was a positive EBITDA of approximately $310,000 or approximately $0.02 per share compared to a negative EBITDA of approximately ($691,000) or approximately ($0.04) per share for the previous year, an increase in EBITDA of approximately $1.0 million. Fourth quarter fiscal 2004 had a positive EBITDA of approximately $564,000, or approximately $0.03 per share, compared to a negative EBITDA of approximately ($140,000) or approximately ($0.01) per share for the fourth quarter fiscal 2003.

Net loss for fiscal 2004 was approximately ($1.7 million) or approximately ($0.09) per share compared to a net loss of approximately ($3.0 million) or approximately ($0.16) per share for the previous year. We had net income of approximately $82,000 for the fourth quarter fiscal 2004 compared to a net loss of approximately ($702,000) or approximately ($0.04) per share for the fourth quarter fiscal 2003, an improvement in net income of approximately $784,000.

Commenting on the Corporation's year-end results, Chief Accounting Officer, Richard R. Schulz, said: "We are very encouraged with the results of our collaborative project with CheckFree Corporation regarding an accounts receivable/lockbox check conversion product that is now gaining traction as reflected by the increase in revenue we received from our software licensing royalties which was approximately $455,000 in fiscal 2004 versus none for the prior year. Revenue from licensing of our patents regarding electronic checking increased to approximately $657,000 from approximately $190,000 for an increase of approximately 245.8% over the period for the previous year. During the year we also sold the Wildwood Estates property for $2.4 million in cash. Not only did this strengthen our cash position, but the sale now allows us to focus our full concentration on our payments business. Overall, we are seeing the results of our plans taking shape and, as expected, more and more of our revenue is being generated by payment activities as opposed to collection activities. We expect this trend to continue into the future."

LML PAYMENT SYSTEMS INC. Suite 1680-1140 West Pender Street Vancouver BC V6E 4G1
TEL 604.689.4440 FAX 604.689.4413 www.lmlpayment.com

About LML Payment Systems Inc. (www.lmlpayment.com)

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,547,129, No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines President and CEO (604) 689-4440	Investor Relations (800) 888-2260

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Table of Selected Financial Data
Year Ended March 31
(Reconciliation of EBITDA to Canadian GAAP)
(Amounts in thousands)
	2004	2003	2002	2001	2000
Net loss	(1,728)	(3,048)	(5,238)	(5,214)	(2,347)
Add: Interest Taxes Depreciation and Amortization EBITDA[1]	(41) 17 2,062 310	(53) 20 2,390 (691)	(132) 17 3,247 (2,106)	(571) 58 3,085 (2,642)	213 18 884 (1,232)

1 EBITDA is earnings before interest, taxes, depreciation and amortization. It is important to note that EBITDA is a supplemental non-GAAP measure and does not represent cash provided or used by operating activities. We believe that, in addition to cash flows from operations and net income, EBITDA is a useful financial performance measure for assessing operating performance as it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time should also be considered. EBITDA should not be construed, however, as an alternative to operating income (as determined in accordance with Canadian GAAP or U.S. GAAP) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with Canadian GAAP or U.S. GAAP) as a measure of liquidity. Our method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

LML PAYMENT SYSTEMS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. Dollars, except share data)
	Years ended March 31,
	2004 $	2003 $

REVENUE	8,740,230	8,560,092
COSTS AND EXPENSES
Cost of operations	6,465,747	6,628,085
Sales, general and administrative expenses	2,488,956	2,520,125
Amortization and depreciation	2,061,781	2,373,166
Stock-based compensation	85,918	-
Other expenses (income)	(22,147)	35,785

LOSS FROM CONTINUING OPERATIONS BEFORE INTEREST INCOME AND INCOME TAXES	(2,340,025)	(2,997,069)

Interest income, net	40,604	53,202

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,299,421)	(2,943,867)

State income taxes	16,800	19,595

LOSS FROM CONTINUING OPERATIONS	(2,316,221)	(2,963,462)
Discontinued operations	588,109	(84,623)

NET LOSS	(1,728,112)	(3,048,085)

LOSS PER SHARE
Basic loss per share
Loss from continuing operations	(0.12)	(0.15)

Net loss	(0.09)	(0.16)

Diluted loss per share
Loss from continuing operations	(0.12)	(0.15)

Net loss	(0.09)	(0.16)

WEIGHTED AVERAGE SHARES OUTSTANDING	19,605,948	19,495,334

LML PAYMENT SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS
(In U.S. Dollars)

	March 31
	2004 $	2003 $

ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,981,343	3,483,690
Short term investments	183,561	-
Restricted cash	300,000	300,000
Accounts receivable, less allowances of $109,916 and $60,815, respectively	784,617	583,969
Prepaid expenses	470,011	540,303

Total current assets	6,719,532	4,907,962
REAL PROPERTY HELD FOR SALE	-	1,580,020
CAPITAL ASSETS	1,667,461	3,291,517
PATENTS	1,317,141	1,454,270
OTHER ASSETS	55,103	319,514

Total assets	9,759,237	11,553,283

LIABILITIES
CURRENT LIABILITIES
Accounts payable	482,224	504,869
Accrued liabilities	331,043	474,180
Current portion of long-term debt	37,434	90,016
Current portion of deferred revenue	225,729	277,350

Total current liabilities	1,076,430	1,346,415
LONG TERM DEBT	56,150	-
DEFERRED REVENUE	-	243,927

Total liabilities	1,132,580	1,590,342

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
CAPITAL STOCK Class A, preferred stock, $1.00 CDN par value, 150,000,000 shares authorized, issuable in series, none issued or outstanding Class B, preferred stock, $1.00 CDN par value, 150,000,000 shares authorized, issuable in series, none issued or outstanding Common shares, no par value, 100,000,000 shares authorized, 19,659,851 and 19,593,061 issued and outstanding, respectively	30,656,471	30,350,561
CONTRIBUTED SURPLUS	85,918	-
DEFICIT	(22,115,732)	(20,387,620)

Total shareholders' equity	8,626,657	9,962,941

Total liabilities and shareholders' equity	9,759,237	11,553,283

LML PAYMENT SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. Dollars)

	Years ended March 31
	2004 $	2003 $

OPERATING ACTIVITIES:
Loss from continuing operations	(2,316,221)	(2,963,462)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities
Provisions for losses on accounts receivable	36,369	-
Amortization and depreciation	2,061,781	2,373,166
Write-down of assets	-	-
Stock-based compensation	85,918	-
Other	45,107	-
Changes in operating assets and liabilities
Restricted cash	-	(50,000)
Accounts receivable	(309,624)	(247,807)
Prepaid expenses	61,689	53,225
Accounts payable and accrued liabilities	(107,037)	(487,289)
Other assets	205,820	28,040
Deferred revenue	(295,548)	366,339

Net cash used in operating activities of continuing operations	(531,746)	(927,788)

INVESTING ACTIVITIES:
Short term investments	(183,561)	-
Purchase of Check Technologies, net of cash acquired	-	(50,000)
Capital asset expenditures	(136,059)	(268,866)
Patents	(7,306)	(11,161)

Net cash used in investing activities of continuing operations	(326,926)	(330,027)

FINANCING ACTIVITIES:
Payments on capital leases	(107,826)	(269,108)
Proceeds from exercise of stock options	305,910	566,825

Net cash provided by (used in) financing activities of continuing operations	198,084	297,717

Net cash used in continuing operations	(660,588)	(960,098)

Net cash provided by (used in) discontinued operations	2,158,241	(138,516)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,497,653	(1,098,614)
Cash and cash equivalents, beginning of year	3,483,690	4,582,304

Cash and cash equivalents, end of year	4,981,343	3,483,690

Supplemental disclosure of cash flow information: Interest paid Taxes paid	4,111 16,800	22,903 19,595